EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Additional Immediate Supplementary Report - Decline in Value

Tel Aviv, Israel - March 19, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that further to the immediate report of the Company from today regarding the possibility of the write-off of NIS 1.5 billion in the Company's balance sheet in respect of the impairment in the value of assets of DBS Satellite Services (1998) Ltd. (DBS), assuming the Company, DBS and the subsidiary Bezeq International Ltd. will be treated as separate cash-generating units, an additional supplementary report is hereby provided that in the afternoon today the Securities Authority informed the Company (by telephone) that its position is that these activities should be treated as separate cash generating units.

In view of the position of the Securities Authority, the Company is expected to write off the said amount in its financial statements for 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.